Exhibit 15.3

Marsoft BV LLC
50 Milk Street, FL 16
Boston MA 02109, USA

Tel +1 (617) 369-7800
www.marsoft.com

Henry Williams

Pyxis Tankers Inc.

K. Karamanli 59

Maroussi 15125, Greece

March 27, 2026

Dear Mr. Williams:

Reference is made to the annual report on Form 20-F of Pyxis Tankers Inc. (the “Company”) for the fiscal year ended December 31, 2025 (the “Annual Report”). We consent to the incorporation of our name in the Annual Report and to the use of the statistical and analytical information we supplied for the section entitled “Product Tanker and Dry Bulk Shipping Industry” (the “Industry Section”). Our role was limited to the compilation and provision of market data and commentary for the Industry Section pursuant to our Consulting Services Agreement with the Company; we were not involved in the preparation or verification of any other portion of the Annual Report.

With respect to the information provided, we advise you that:

(1) the information accurately reflects our proprietary databases and analytical models as of the dates indicated, subject to the inherent limitations of maritime data collection, including the use of estimates and preliminary figures where complete data is not available;

(2) our data collection methodologies and classification conventions may differ from those of other maritime data providers, and our figures do not purport to capture all transactions in the product tanker and dry bulk shipping markets; and

(3) while we have exercised reasonable care in the compilation and presentation of this information, we do not warrant that it is free from error or omission.

We consent to the filing of this letter as an exhibit to the Annual Report and any subsequent registration statement on Form F-3 into which the Annual Report is incorporated by reference.

Best regards,

Ryan Uljua, CAIA

Vice President

Marsoft BV LLC